Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	For the six months ended June 30,	For the years ended December 31,
(dollars in millions)	2010	2009		2008	2007	2006	2005
Earnings:
Income (loss) before income taxes	$123	$(115)		$271	$988	$1,165	$1,220
Plus:
Fixed charges	128	565		1,260	1,748	1,457	788

Earnings, including interest on deposits	251	450		1,531	2,736	2,622	2,008
Less:
Interest on deposits	64	372		734	1,167	1,004	548

Earnings, excluding interest on deposits	$187	$78		$797	$1,569	$1,618	$1,460

Fixed charges:
Interest expense	$115	$538		$1,236	$1,727	$1,439	$770
Interest portion of rental expense	13	27		24	21	19	18

Total fixed charges	128	565		1,260	1,748	1,458	788
Less:
Interest on deposits	64	372		734	1,167	1,004	548

Total fixed charges, excluding interest on deposits	$64	$193		$526	$581	$454	$240

Earnings to fixed charges:
Including interest on deposits	1.95x	(a	)	1.21x	1.57x	1.80x	2.55x
Excluding interest on deposits	2.92x	(a	)	1.51x	2.70x	3.57x	6.10x

(a)	For the year ended December 31, 2009, earnings were insufficient to cover combined fixed charges, excluding or including interest on deposits, by $115,000,000.